Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ended March 31, 2010
	Loss	Shares	Per Share Amount
Basic Loss Per Share:
Net income	$ 6,000
Preferred stock dividends	(20,000)
Loss available to common stockholders	(14,000)	13,469,157	$ 0.00
Effect of Dilutive Securities:
Stock options		-
Diluted Loss Per Share:
Loss available to common stockholders plus assumed conversions	$ (14,000)	13,469,157	$ 0.00
For the Quarter Ended March 31, 2009
	Income	Shares	Per Share Amount
Basic Earnings Per Share:
Net income	$ 837,000
Preferred stock dividends	(20,000)
Income available to common stockholders	817,000	6,464,559	$ 0.13
Effect of Dilutive Securities:
Stock options		53,105
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$ 817,000	6,517,664	$ 0.13